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MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

The Annual Meeting of Stockholders of the Fund(the "Annual Meeting") was held on May 12, 1998 pursuant to notice given to all stockholders of record at the close of business on March 10, 1998. At the Annual Meeting, stockholders were asked to approve the following:

PROPOSAL 1.
To elect two Class I directors, Todger Anderson and Robert J. Greenebaum to serve until the Annual Meeting in the year 2001. The number of shares voting for the election of Todger Anderson was 9,373,424 and the number of shares withholding authority was 177,925. The number of shares voting for the election of Robert J. Greenebaum was 9,337,944 and the number of shares withholding authority was 213,405.

The name of each other director whose term of office continued after the Annual Meeting was Robert M. Inman, Richard C. Schulte, Kenneth
V. Penland and Roberta M. Wilson.

PROPOSAL 2.
To ratify the appointment by the Board of Directors of Ernst & Young LLP as the Fund's independent auditors for the fiscal year ended December 31, 1998. The number of shares voting for the ratification of the appointment of Ernst & Young LLP as independent auditors was 9,117,409, the number of shares voting against ratification was 294,384 and the number of shares abstaining was 139,556.

PROPOSAL 3.
To approve a change to the Fund's fundamental investment policies and limitations regarding investment of 75% of its total assets in equity securities of large domestic companies. The number of shares voting for the proposal was 7,228,879 and the number of shares voting against the proposal was 751,722, the number of shares abstaining was 283,070 and the number of broker non-votes was 1,287,678.

PROPOSAL 4.
To approve a change to the Fund's fundamental policy which prohibits the purchase of securities on margin to permit the Fund to engage in such transactions in certain limited circumstances. The number of shares voting for the proposal was 6,582,155, the number of shares voting against the proposal was 1,340,327, the number of shares abstaining was 341,185 and the number of broker non-votes was 1,287,682.

PROPOSAL 5.
To approve the termination of the Fund's fundamental policy which prohibits short sales of securities and to adopt a non-fundamental policy to permit the Fund to engage in such transactions in certain circumstances. The number of shares voting for the proposal was 6,496,459, the number of shares voting against the proposal was 1,385,590, the number of shares abstaining was 381,598 and the number of broker non-votes was 1,287,702.

PROPOSAL 6.
To approve the termination of the Fund's fundamental policies which prohibit the purchase of warrants, rights, options or indices, and the approval of an amendment to a fundamental policy to permit the purchase of financial futures. The number of shares voting for the proposal was 6,510,347, the number of shares voting against the proposal was 1,327,531, the number of shares abstaining was 425,789 and the number of broker non-votes was 1,287,682.

PROPOSAL 7.
To approve a change to the Fund's fundamental policy prohibiting borrowing in most circumstances to permit borrowing to the extent permitted under the Investment Company Act of 1940, and the adoption of a non-fundamental policy to permit leverage of up to 15% of the Fund's total assets and certain other borrowings. The number of shares voting for the proposal was 6,403,460, the number of shares voting against the proposal was 1,433,319, the number of shares abstaining was 426,890 and the number of broker non-votes was 1,287,680.